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                            May 1, 2023

       Michael Blitzer
       Chief Executive Officer
       Inflection Point Acquisition Corp. II
       167 Madison Avenue, Suite 205 #1017
       New York, NY 10016

                                                        Re: Inflection Point
Acquisition Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed April 5, 2023
                                                            File No. 333-271128

       Dear Michael Blitzer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 5, 2023

       General

   1. We note your disclosure on page 24 and elsewhere that each public shareholder may elect to redeem its public
shares irrespective of whether they vote for or against the proposed transaction. Please
revise to disclose whether the shareholders will be permitted to redeem their shares if
they do not vote, or abstain from voting.
       Prospectus Summary, page 1

   2. When discussing the initial business combination of IPAX on page 2 and elsewhere, please clearly disclose
the amount and percent of the public shareholders that redeemed their shares.
 Michael Blitzer
Inflection Point Acquisition Corp. II
May 1, 2023
Page 2
Risk Factors, page 35

3. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
         Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
              liquidation    in Section 331 of the Internal Revenue Code,
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
             de-SPACs, depending on the structure of the de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their
         shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
Executive Compensation, page 122

4. We note the disclosure that "Commencing on the date of this prospectus through the earlier of consummation of our initial business combination and our liquidation, we will pay an aggregate of $27,083.33 per month for the services of Peter Ondishin, Chief
       Financial Officer, and Kevin Shannon, Chief of Staff." Please clearly disclose the
FirstName LastNameMichael Blitzer
       material terms of these agreements. See Item 402(o)(1) of Regulation S-K. Please file the
Comapany    NameInflection
       agreements            Point
                    as exhibits. SeeAcquisition Corp. II of Regulation S-K. Lastly, please
                                      Item 601(b)(10)(iii)
May 1,provide   your2 analysis as to why Mr. Shannon is not an executive
officer.
        2023 Page
FirstName LastName
 Michael Blitzer
FirstName   LastNameMichael   Blitzer
Inflection Point Acquisition Corp. II
Comapany
May  1, 2023NameInflection Point Acquisition Corp. II
May 1,
Page  3 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Joel Rubinstein